Exhibit 8.1

List of Subsidiaries

Name	Place of Incorporation

CACM Group NY, Inc.	New York, United States
Color Star Technology Ohio Inc.	Ohio, United States
Color Metaverse Pte. Ltd.	Singapore
Color Star DMCC	Dubai
Model Queen Limited	Hong Kong